

07003574



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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III


RECEIVED
MAR - 1 2007

| SEC FILE NUMBER |
|---|
| 8-46152 |

## FACING PAGE
## Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ADVANTAGE GFC, LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2 WALL STREET
(No. and Street)

| NEW YORK, | N.Y. | 10005 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

HOWARD SPINDELL (212) 897-1688
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GREENE, ARNOLD G., CPA
(Name – *if individual, state last, first, middle name*)

866 UNITED NATIONS PLAZA, N.Y. N.Y. 10017
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 9 2007
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*



**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, GIUSEPPE CONFUORTI, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ADVANTAGE GFC, LLC, as of DECEMBER 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

MEMBER

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition. (CASH FLOWS)
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# ADVANTAGE GFC, LLC

# FINANCIAL STATEMENTS
# AND
# INDEPENDENT AUDITOR'S REPORT

# FORM X-17A-5

# DECEMBER 31, 2006

ARNOLD G. GREENE
CERTIFIED PUBLIC ACCOUNTANT

# ADVANTAGE GFC, LLC

## CONTENTS

## DECEMBER 31, 2006

ARNOLD G. GREENE
CERTIFIED PUBLIC ACCOUNTANT
866 UNITED NATIONS PLAZA
NEW YORK, N.Y. 10017

(212) 751-6910
FAX (212) 751-6911

## INDEPENDENT AUDITOR'S REPORT

To the Board of Managers and
Members of

**ADVANTAGE GFC, LLC**

I have audited the accompanying statement of financial condition of Advantage GFC, LLC as of December 31, 2006, and the related statements of income and expense, changes in members' capital, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, I express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Advantage GFC, LLC as of December 31, 2006, and the results of its operations and cash flows for the year then ended in conformity with generally accepted accounting principles, on a basis consistent with that of the preceding year.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information list in the table of contents is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the audit of the basic financial statements and, in my opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.



February 26, 2007

# ADVANTAGE GFC, LLC

## STATEMENT OF FINANCIAL CONDITION

## DECEMBER 31, 2006

### ASSETS

| | | |
|---|---|---|
| **Current assets:** | | |
| Cash in bank | | $1,042,238 |
| Petty cash | | 500 |
| Receivables from brokers and dealers: | | |
| Commissions receivable | $ 19,224 | |
| Other receivables | 226,120 | |
| Other-deposit Bear Stearns | 105,514 | 350,858 |
| Receivable from REFCO | | 202,409 |
| Investment in Securities | | 18,921 |
| Other investments-SICAV Global | | 2,022,639 |
| Prepaid expenses | | 17,818 |
| **Total current assets** | | **3,655,383** |
| Fixed assets (less accumulated depreciation of $49,042) | | 76,765 |
| Other assets: Deposits | | 13,318 |
| **Total assets** | | **$ 3,745,466** |

### LIABILITIES AND MEMBERS' CAPITAL

| | |
|---|---|
| **Current liabilities:** | |
| Securities sold, not yet purchased | $ 14,945 |
| Taxes payable | 49,710 |
| Accrued expenses payable | 24,380 |
| **Total current liabilities** | **89,035** |
| **Members' capital** | 3,656,431 |
| Total liabilities and members' capital | $ 3,745,466 |

See notes to financial statements.



ARNOLD G. GREENE
CERTIFIED PUBLIC ACCOUNTANT

# ADVANTAGE GFC, LLC

## STATEMENT OF INCOME AND EXPENSE

## FOR THE YEAR ENDED DECEMBER 31, 2006

| | | |
|---|---|---|
| **Revenues:** | | |
| Commissions | | $ 285,160 |
| Other income | | 702,962 |
| Trading profit | | 324,718 |
| Interest and dividend income | | 57,467 |
| **Total revenue** | | **1,370,307** |
| **Expenses:** | | |
| Members compensation | $ 370,000 | |
| Other employee compensation | 82,000 | |
| Commissions paid to other broker-dealers | 72,167 | |
| Interest on subordinated loans | 14,002 | |
| Regulatory fees and expenses | 1,550 | |
| Consulting fees | 32,284 | |
| Professional fees | 29,670 | |
| Payroll taxes | 35,497 | |
| Quotes | 52,048 | |
| Rent | 67,124 | |
| Insurance | 23,684 | |
| Telephone | 21,486 | |
| Other expenses | 103,272 | |
| **Total expenses** | | **904,784** |
| Income (loss) before Federal Income Tax | | 465,523 |
| Less: Federal Income Tax | | -0- |
| **Net income** | | **$ 465,523** |

See notes to financial statements.

# ADVANTAGE GFC, LLC

## STATEMENT OF CASH FLOWS

## FOR THE YEAR ENDED DECEMBER 31, 2006

| | | |
|---|---|---|
| **Resources provided:** | | |
| Net income | | $ 465,523 |
| Increase in securities sold not yet purchased | | 14,945 |
| Decrease in receivables from brokers and dealers | | 150,067 |
| Decrease in loans and exchanges | | 95,673 |
| Depreciation | | 1,775 |
| Decrease in investment in GFC Advisors, Spa | | 151,000 |
| Decrease in loans receivable | | 179,185 |
| **Total resources provided** | | **1,058,168** |
| **Resources applied:** | | |
| Decrease in subordinated loans | $ 1,000,000 | |
| Decrease in accrued expenses and taxes | 92,530 | |
| Increase in prepaid expenses | 17,818 | |
| Increase in investments in securities | 18,921 | |
| Increase in investments in SICAV | 2,027,074 | |
| Distributions | 151,000 | |
| **Total resources applied** | | **3,307,343** |
| **Decrease in cash** | | (2,249,175) |
| Balance, January 1, 2006 | | 3,283,660 |
| Balance, December 31, 2006 | | **$ 1,034,485** |

See notes to financial statements



ARNOLD G. GREENE
CERTIFIED PUBLIC ACCOUNTANT

# ADVANTAGE GFC, LLC

## STATEMENT OF CHANGES IN MEMBERS' CAPITAL

## FOR THE YEAR ENDED DECEMBER 31, 2006

| | | |
|---|---|---|
| Members capital, January 1, 2006 | | $ 3,341,908 |
| Add: | Net income | 465,523 |
| Less: | Distribution | (151,000) |
| | Members' capital, December 31, 2006 | **$ 3,656,431** |

## STATEMENT OF CHANGES IN LIABILITIES

## SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

## FOR THE YEAR ENDED DECEMBER 31, 2006

| | |
|---|---|
| Balance, January 1, 2006 | $1,000,000 |
| Increases | -0- |
| Decreases | (1,000,000) |
| Balance, December 31, 2006 | -0- |

See notes to financial statements.

# ADVANTAGE GFC, LLC

## NOTES TO FINANCIAL STATEMENTS

## DECEMBER 31, 2006

1. **Summary of significant accounting policies:**

   Organization:

   The company became a Limited Liability Company on March 1, 1996.

   Income taxes:

   The net income or loss of the company is passed through to the individual members of the company, and tax is then incurred by the individual members.

   **Depreciation:**

   Equipment is stated at cost, less accumulated depreciation.

   Depreciation is calculated using the Modified Accelerated Cost Recovery System (MACRS).

2. **The following supplementary information is submitted:**

   Exemption from Rule 15c-3 is claimed under (k) (2) (b):

   All customer transactions are cleared through broker-dealer, Bear, Stearns Co., on a fully disclosed basis.

   **Net capital requirements:**

   As a registered broker-dealer, the company is subject to the SEC's Uniform Capital Rule 15c3-1, the rule requires that the company maintain minimum net capital, as defined, of 6.67% of aggregate indebtedness, as defined, or $5,000, whichever is greater.

   The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). Net capital as reported on page 7 of this audited Form X-17A-5 indicated net capital of $1,253,762. In January 2007, the company filed Part IIA of form X-17A-5 (unaudited) and reported net capital of $1,173,562. The difference of $80,200 is due to various accruals and reclassifications made during the audit.

3. **Other information:**

   The company deposited $500,000 to an account with REFCO, FX, a related company of REFCO. REFCO filed for reorganization under the bankruptcy laws, and we have therefore taken a discount on the value with them to reflect a more accurate value at this time.

# ADVANTAGE GFC, LLC

## COMPUTATION OF NET CAPITAL

## DECEMBER 31, 2006

| | | |
|---|---|---|
| **Capital** | | $ 3,656,431 |
| Add: allowable credits-stock option value | | 14,945 |
| | | 3,671,376 |
| Less: non-allowable assets | | ( 2,338,963) |
| Tentative net capital before haircuts | | 1,332,413 |
| Less: Haircuts on securities | | ( 78,651) |
| **Net capital** | | **1,253,762** |
| **Greater of:** | | |
| Minimum dollar net capital required | **$100,000** | |
| or | | |
| Minimum net capital required: (6 2/3% of aggregate indebtedness $77,085) | **$ 5,139** | 100,000 |
| **Excess net capital** | | **$1,153,762** |

**AGGREGATE INDEBTEDNESS**

| | |
|---|---|
| Accounts payable and accrued expenses, etc. | **$ 77,085** |
| Percentage of aggregate indebtedness to net capital | **6%** |

See notes to financial statements

# ADVANTAGE GFC, LLC

## RECONCILIATION OF NET CAPITAL WITH FOCUS REPORT

## DECEMBER 31, 2006

| | |
|---|---|
| Net capital per company's unaudited X-17A-5, Part IIA Filing (Focus Report) | $1,173,562 |
| Add: Audit Adjustments | 80,200* |
| Net capital per audited report, December 31, 2006 | **$1,253,762** |

*Primarily due to reclassification of asset from non-allowable to allowable classification.

ARNOLD G. GREENE
CERTIFIED PUBLIC ACCOUNTANT
866 UNITED NATIONS PLAZA
NEW YORK, N.Y. 10017

(212) 751-6910
FAX (212) 751-6911

## ACCOUNTANT'S REPORT ON INTERNAL ACCOUNTING CONTROL

To the Board of Managers and Members of

**ADVANTAGE GFC, LLC**

I have examined the financial statements of ADVANTAGE GFC, LLC for the year ended December 31, 2006 and have issued my report thereon dated February 26, 2007. As part of the examination, I made a study and evaluation of the system on internal accounting control to the extent I considered necessary to evaluate the system required by the generally accepted auditing standards and Rule 17A-5 of the Securities and Exchange Commission. This study and evaluation included the accounting system, the procedures of safeguarding securities, and the practices and procedures followed by the client (I) in making the periodic computations of aggregate indebtedness and net capital under Rule 17A-3 (a) (11), the broker is exempt from compliance with Rule 15c3-3, and was in compliance with the conditions of the exemption, and no facts came to my attention indicating that such conditions had not been complied with during the year (ii) the broker does not maintain customer accounts nor handle securities, and I have reviewed the broker's practices for safeguarding securities that may be received by the broker for transmittal to a clearing organization. Rule 17A-5 states that the scope of the study and evaluation should be sufficient to provide reasonable assurance that any material weakness existing at the date of my examination would be disclosed. Under generally accepted auditing standards and Rule 17A-5, the purpose of such study and evaluation are to establish a basis for reliance thereon in procedures necessary for expressing an opinion of the internal accounting control.

The objective of internal accounting control is to provide reasonable, but not absolute, assurance concerning the safeguarding of assets against loss from unauthorized use or disposition and concerning the reliability of financial statements and maintaining accountability for assets. The concept of reasonable assurance recognized that the cost of a system of internal accounting control should not exceed the benefits derived and also recognizes that the evaluation of these factors necessarily requires estimated and judgments by management. However, for the purposes of this report under Rule 17A-5, the determination of weakness to be reported was made without considering the practicability of corrective action by management within the framework of a cost/benefit relationship.

There are inherent limitations that should be recognized in considering the potential effectiveness of any system of internal accounting control. In the performance of most control procedures, errors can result from misunderstanding of instructions, mistakes of judgment, carelessness, or other personal factors. Control procedures whose effectiveness depends on segregation of duties can be circumvented intentionally by management either with respect to the execution and recording of transactions or with respect to the estimates, projection or any evaluation of internal accounting control to future periods is subject to the risk that the procedures may become inadequate because of changes in conditions or that the degree of compliance with the procedures may deteriorate.

My study and evaluation of the system of internal accounting control for the year ended December 31, 2006 which was made for the purposes set forth in the first paragraph above and would not necessarily disclose all weaknesses in the system that my have existed during the period, disclosed no weaknesses that I believe to be material.



February 26, 2007

END



ARNOLD G. GREENE
CERTIFIED PUBLIC ACCOUNTANT